Exhibit (a)(5)(C)

HOST HOTELS & RESORTS, INC. ANNOUNCES RESULTS OF PUT OPTION FOR HOST HOTELS & RESORTS, L.P.’S 3.25% EXCHANGEABLE SENIOR DEBENTURES DUE 2024

Bethesda, MD; April 15, 2010  Host Hotels & Resorts, Inc. (NYSE:HST) today announced that Host Hotels & Resorts, L.P., for whom the Company acts as sole general partner, is notifying holders of the results of the previously announced put option, allowing holders of its outstanding 3.25% Exchangeable Senior Debentures due 2024 (CUSIP No. 44108EAT5) (the “Debentures”) to require Host Hotels & Resorts, L.P. to purchase, prior to 10:00 a.m., New York City time, on April 15, 2010, all or a portion of such holders’ Debentures (the “Put Option”) at a price equal to 100% of the aggregate principal amount of the Debentures.

As of 5:00 p.m., New York City time, on April 13, 2010, the date on which the opportunity for holders to deliver a written notice to surrender the Debentures for purchase (the “Repurchase Notice”) pursuant to the Put Option terminates, no Debentures had been validly tendered in the Put Option by delivering a Repurchase Notice that was not subsequently withdrawn. Therefore, no consideration for the Debentures will be delivered to the paying agent on or prior to April 15, 2010 and the $325 million aggregate principal amount of the Debentures outstanding prior to the Put Option remains outstanding. Host Hotels & Resorts, L.P. has the right to redeem the remaining outstanding Debentures at any time. The next put option for holders is April, 2014.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.